

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Sean Bagan
Chief Financial Officer
Helios Technologies, Inc.
7456 16th St E
Sarasota, Florida 34243

> **Re: Helios Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 1-40935**

Dear Sean Bagan:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this letter, we may have additional comments.

Form 8-K filed November 2, 2023

NonGAAP Adjusted Operating Income RECONCILIATION, page 14

1.　　Please revise future filings to provide a reconciliation of "Non-GAAP cash net income per diluted share," "Non-GAAP adjusted operating margin," and "Adjusted EBITDA margin" to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.05 and 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Non-GAAP Cash Net Income RECONCILIATION, page 15

2.　　We note your presentation of "Non-GAAP cash net income" and "Non-GAAP cash net income per diluted share." Considering the reconciling items appear to include both cash and non-cash adjustments, please remove the "cash" description from the titles or tell us why you believe the titles are appropriate.

Form 10-K for the year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 43

3.   In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. As an example, we note that the amounts and useful lives applied in your purchase price allocations to trade names and brands and customer relationships may have a significant impact on your financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Inflation, page 44

4.   We note your disclosure that you "are experiencing supply shortages and increasing material and logistics costs. Continued increases in the global demand for the materials used in our products could result in significant increases in the costs of the components we purchase, and we may not be able to fully offset such higher costs through price increases." Please address the following comment related to the supply chain and inflationary pressures you are experiencing:

- Revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

- Revise your disclosures in future filings to more fully address whether and how supply disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, to alleviate supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing